Exhibit 99.2

DANAOS CORPORATION THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Proxy card for use at the 2009 Annual General Meeting or any adjournment or postponement thereof (the “Meeting”) of Stockholders of Danaos Corporation, a Marshall Islands company (the “Company”), to be held on Wednesday, September 9, 2009 at 10:00 a.m. Greek local time, at the Company’s principal executive offices at c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli in Piraeus, Greece 185 45. The person signing on the reverse of this card, being a holder of shares of common stock of the Company, hereby appoints as his/her/its proxy at the Meeting, Dr. John Coustas and Dimitri J. Andritsoyiannis, or either one of them acting alone, with full power of substitution, and directs such proxy to vote (or abstain from voting) at the Meeting all of his, her or its shares of common stock as indicated on the reverse of this card or, to the extent that no such indication is given, to vote as set forth herein, and authorizes such proxy to vote in his discretion on such other business as may properly come before the Meeting. Please indicate on the reverse of this card how the shares of common stock represented by this proxy are to be voted. If this card is returned duly signed but without any indication as to how the shares of common stock are to be voted in respect of any of the resolutions described on the reverse, the stockholder will be deemed to have directed the proxy to vote FOR the election of all nominees to the Board of Directors, FOR Proposal Two, FOR Proposal Three, FOR Proposal Four and FOR Proposal Five, each as described below. (Continued and to be signed on the reverse side) 1 14475 COMMENTS:

ANNUAL MEETING OF STOCKHOLDERS OF

DANAOS CORPORATION

September 9, 2009

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.danos.agmdocuments.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20330300303000000000 7 090909

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTORS AND "FOR" PROPOSALS 2 THROUGH 5. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of the Class I directors listed below to hold office for three years and until their successors are elected and qualified.

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ Dr. John Coustas
- ○ Myles R. Itkin
- ○ Dr. Robert A. Mundell

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

	FOR	AGAINST	ABSTAIN
2. Amendment to Danaos Corporation's Amended and Restated Articles of Incorporation to authorize 550 million additional shares of common stock and 95 million additional shares of preferred stock.	☐	☐	☐
3. Amendment to Danaos Corporation's Amended and Restated Articles of Incorporation to provide that the Board of Directors may amend, adopt and repeal the bylaws of Danaos Corporation with a vote of not less than 66-2/3% of the members of the entire Board.	☐	☐	☐
4. Amendment and restatement of Danaos Corporation's Amended and Restated Bylaws.	☐	☐	☐
5. Ratification of appointment of PricewaterhouseCoopers S.A. as the Company's independent auditors for the year ending December 31, 2009.	☐	☐	☐

PLEASE INDICATE WITH AN "X" IN THE APPROPRIATE SPACE HOW YOU WISH YOUR SHARES TO BE VOTED. IF NO INDICATION IS GIVEN, PROXIES WILL BE VOTED FOR THE ELECTION OF ALL THE NOMINEES TO THE BOARD OF DIRECTORS, FOR PROPOSAL TWO, FOR PROPOSAL THREE, FOR PROPOSAL FOUR AND FOR PROPOSAL FIVE, IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

TO INCLUDE ANY COMMENTS, USE THE COMMENTS BOX ON THE REVERSE SIDE OF THIS CARD.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ________ Date: ________ Signature of Stockholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.